Queenston Mining Inc.

Interim Consolidated Balance Sheets

	September 30, 2009	December 31, 2008
	(Unaudited)	
Assets		
Current assets		
Cash and cash equivalents	**$ 30,308,337**	$ 3,105,161
Short-term investments and term deposits	**12,307,602**	13,401,874
Accounts receivable	**485,493**	567,656
	43,101,432	17,074,691
Reclamation deposit	**577,000**	577,000
Mining properties *(note 5)*	**4,890,492**	4,550,309
Deferred expenditures *(note 5)*	**40,730,659**	33,929,420
	$ 89,299,583	$ 56,131,420
Liabilities		
Current liabilities		
Accounts payable and accrued charges *(notes 8 and 10(c))*	**$ 1,152,619**	$ 742,373
Provision for cash settlement of stock options *(note 7)*	**518,760**	155,400
	1,671,379	897,773
Mine closure provisions	**411,952**	388,635
	2,083,331	1,286,408
Shareholders' equity		
Share capital *(note 6(b))*	**94,304,702**	70,135,758
Contributed surplus	**13,661,373**	4,129,442
Shares to be issued on purchase of mining property *(note 10(c))*	**50,000**	112,500
Accumulated other comprehensive (loss) income	**312,794**	(30,146)
Deficit	**(21,112,617)**	(19,502,542)
	87,216,252	54,845,012
	$ 89,299,583	$ 56,131,420

See accompanying notes to unaudited interim consolidated financial statements.

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

Queenston Mining Inc.

Interim Consolidated Statements of Operations

(Unaudited)

	Three months ended September 30 2009	Three months ended September 30 2008	Nine months ended September 30 2009	Nine months ended September 30 2008
Revenue				
Interest income	$ 11,260	$ 158,187	$ 117,586	$ 448,357
Expenses				
(Recovery of) stock-based compensation *(note 7)*	388,528	(127,340)	3,518,091	(245,190)
Corporate and general *(note 8)*	314,572	264,655	1,085,215	1,071,285
	703,100	137,315	4,603,306	826,095
Loss from operations	(691,840)	20,872	(4,485,720)	(377,738)
Exploration expenditures written off	-	(248)	(1,037)	(1,028)
Mine closure accretion expense	(7,773)	(7,197)	(23,318)	(21,591)
(Loss) before recovery of income taxes	(699,613)	13,427	(4,510,075)	(400,357)
Recovery of income taxes – future	-	-	2,900,000	1,381,590
Net (loss) income for the period	$ (699,613)	$ 13,427	$ (1,610,075)	$ 981,233
Basic (loss) earnings per share *(note 9)*	$ (0.01)	$ 0.00	$ (0.03)	$ 0.02
Diluted (loss) earnings per share *(note 9)*	$ (0.01)	$ 0.00	$ (0.03)	$ 0.02

Interim Consolidated Statement of Comprehensive Income

(Unaudited)

	Three months ended September 30 2009	Three months ended September 30 2008	Nine months ended September 30 2009	Nine months ended September 30 2008
(Loss) income for the period	$ (699,613)	$ 13,427	$ (1,610,075)	$ 981,233
Unrealized gain (loss) on short-term investments	152,610	(269,810)	342,940	(250,420)
Comprehensive (loss) income for the period	$ (547,003)	$ (256,383)	$ (1,267,135)	$ 730,813

Interim Consolidated Statements of Deferred Expenditures

(Unaudited)

	Three months ended September 30 2009	Three months ended September 30 2008	Nine months ended September 30 2009	Nine months ended September 30 2008
Deferred expenditures, beginning of period	$ 38,274,108	$ 29,373,369	$ 33,929,420	$ 26,048,613
Exploration and development	2,728,403	2,312,439	7,077,289	5,647,933
Recovery of expenditures	(270,000)	-	(270,000)	-
Government grants, tax refunds & mining tax credits	(1,852)	(85,816)	(5,013)	(95,744)
Expenditures written off, including decommissioning costs	-	(248)	(1,037)	(1,028)
Deferred expenditures, end of period	$ 40,730,659	$ 31,599,744	$ 40,730,659	$ 31,599,744

See accompanying notes to unaudited interim consolidated financial statements.

Queenston Mining Inc.

Consolidated Statements of Changes in Shareholders' Equity

(Unaudited)

	Three months ended September 30 2009	Three months ended September 30 2008	Nine months ended September 30 2009	Nine months ended September 30 2008
Share capital *(note 6(b))*				
Balance, beginning of period	**$82,556,675**	$ 69,863,418	**$70,135,758**	$ 55,327,055
Exercise of stock options	**162,590**	-	**443,040**	131,300
Value of options exercised	**79,150**	-	**207,150**	116,500
Exercise of warrants	**-**	-	**547,500**	4,756,770
Value of warrants exercised	**-**	-	**100,000**	1,654,741
Shares issued for mining property	**54,400**	-	**116,900**	62,500
Private placements	**17,000,004**	-	**35,000,179**	10,000,000
Value of warrants issued under private placements	**(4,040,000)**	-	**(6,320,000)**	-
Tax benefits renounced on flow-through shares	**-**	-	**(2,900,000)**	(1,381,590)
Share issuance costs	**(1,508,117)**	-	**(3,025,825)**	(803,858)
Balance, end of period	**$94,304,702**	$ 69,863,418	**$94,304,702**	$ 69,863,418
Contributed surplus				
Balance, beginning of period	**$ 9,305,805**	$ 4,121,442	**$ 4,129,442**	$ 5,784,683
Value of options granted to Directors and Officers	**84,718**	4,000	**2,929,081**	12,000
Value of warrants issued under private placements	**4,350,000**	-	**6,910,000**	100,000
Fair value of stock options exercised	**(79,150)**	-	**(207,150)**	(116,500)
Fair value of warrants exercised	**-**	-	**(100,000)**	(1,654,741)
Balance, end of period	**$13,661,373**	$ 4,125,442	**$13,661,373**	$ 4,125,442
Shares to be issued on purchase of mining property *(note 10(c))*				
Balance, beginning of period	**$ 50,000**	$ 112,500	**$ 112,500**	$ 175,000
Shares issued	**-**	-	**(62,500)**	(62,500)
Balance, end of period	**$ 50,000**	$ 112,500	**$ 50,000**	$ 112,500
Accumulated other comprehensive (loss) income				
Balance, beginning of period	**$ 160,184**	$ 318,484	**$ (30,146)**	$ 299,094
Unrealized (loss) gain on short-term investments for the period	**152,610**	(269,810)	**342,940**	(250,420)
Balance, end of period	**$ 312,794**	$ 48,674	**$ 312,794**	$ 48,674
Deficit				
Balance, beginning of period	**$(20,413,004)**	$ (18,376,720)	**$(19,502,542)**	$ (19,344,526)
Net (loss) income for the period	**(699,613)**	13,427	**(1,610,075)**	981,233
Balance, end of period	**$(21,112,617)**	$ (18,363,293)	**$(21,112,617)**	$ (18,363,293)

See accompanying notes to unaudited interim consolidated financial statements.

Queenston Mining Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2009	2008	**2009**	2008
Increase (decrease) in cash and cash equivalents				
Operating activities				
Net (loss) income for the period	**$ (699,613)**	$ 13,427	**$ (1,610,075)**	$ 981,233
Items not affecting cash:				
Stock-based compensation	**388,528**	(127,340)	**3,518,091**	(245,190)
Exploration expenditures written off	**-**	248	**1,037**	1,028
Mine closure accretion expense	**7,773**	7,197	**23,318**	21,591
Recovery of income taxes – future	**-**	-	**(2,900,000)**	(1,381,590)
	(303,312)	(106,468)	**(967,629)**	(622,928)
(Increase) decrease in receivables	**(229,867)**	(561)	**82,163**	(152,751)
Increase (decrease) in payables and accruals	**713,553**	52,325	**410,246**	(274,014)
	180,374	(54,704)	**(475,220)**	(1,049,693)
Exploration and development activities				
Net additions to mining properties	**(117,500)**	(50,000)	**(285,783)**	(550,000)
Net additions to deferred expenditures	**(2,726,551)**	(2,226,623)	**(7,072,276)**	(5,552,159)
	(2,844,051)	(2,276,623)	**(7,358,059)**	(6,102,159)
Investing activities				
(Investment) redemption of term deposits	**(581,075)**	(13,513,090)	**1,707,211**	(5,071,566)
Financing activities				
Issue of common shares	**17,162,594**	-	**35,990,719**	14,888,070
Share issue costs	**(1,198,117)**	-	**(2,435,825)**	(703,858)
Cash settlements of stock options	**(103,200)**	-	**(225,650)**	(71,560)
	15,861,277	-	**33,329,244**	14,112,652
Increase (decrease) in cash and cash equivalents	**12,616,525**	(15,844,417)	**27,203,176**	1,889,234
Cash and cash equivalents, beginning of period	**17,691,812**	21,346,555	**3,105,161**	3,612,904
Cash and cash equivalents, end of period	**$ 30,308,337**	$ 5,502,138	**$ 30,308,337**	$ 5,502,138
Supplemental Cash Flow Information *(note 11)*				
Working capital, end of period				
Current assets	**$ 43,101,432**	$ 19,821,162	**$ 43,101,432**	$ 19,821,162
Current liabilities	**(1,671,379)**	(480,037)	**(1,671,379)**	(480,037)
	$ 41,430,053	$ 19,341,125	**$ 41,430,053**	$ 19,341,125

See accompanying notes to unaudited interim consolidated financial statements.

1. Nature of Operations

Queenston Mining Inc. ("the Company") is a Canadian resource company engaged in the exploration for gold in Canada. The Company has two main gold assets: the Kirkland Lake gold project located in Ontario and the Cadillac gold project in Quebec. The ability of the Company to realize the costs it has incurred to date on these and other properties is dependent upon the discovery of economically recoverable reserves, the preservation of the Company's interest in the underlying mining claims, the ability to obtain necessary financing and attain profitable operations, or alternatively, upon the disposal of properties, or the Company's interests therein, on an advantageous basis.

In order to meet future expenditures and cover administrative costs, the Company may need to raise additional financing. Although the Company has been successful in raising funds to date, there can be no assurance that adequate funding will be available in the future, or available under terms favourable to the Company. These consolidated financial statements have been prepared on a going concern basis that assumes the Company will be able to continue to realize its assets and discharge its liabilities in the normal course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

In the event the Company is not able to obtain adequate funding, there is uncertainty as to whether the Company will be able to maintain or complete the acquisition of its property interests. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to obtain adequate financing. Changes in future conditions could require material write downs of the carrying values of certain assets.

2. Basis of Presentation and Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 2009 may not necessarily be indicative of the results that may be expected for the year ended December 31, 2009.

The balance sheet at December 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended December 31, 2008, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended December 31, 2008.

3. Segment Disclosure

The Company has one operating segment, being the exploration of mining properties. As at September 30, 2009, 100% of the Company's deferred expenditures assets were located in Canada.

4. Future Changes in Accounting Policies

Convergence with International Financial Reporting Standards ("IFRS")

On February 13, 2008, the Canadian Accounting Standards Board confirmed that IFRS will replace Canadian GAAP on January 1, 2011 for public entities. The impact of this transition on the Company's consolidated financial statements has not yet been determined; however, management continues to monitor these developments and the CFO is attending education courses regarding IFRS business issues and implementation strategies for mining companies.

5. Mining Properties and Deferred Expenditures

	2009	2008
Mining properties, balance, January 1	$ 4,550,309	$ 4,100,309
Additions during period	340,183	550,000
Mining properties, balance, September 30	$ 4,890,492	$ 4,650,309

a) Kirkland Lake Properties, Ontario

The Company owns a 100% interest (subject to royalties) in 14 properties (783 mining claim units) and a joint venture interest in an additional 7 properties (142 mining claim units) all located in the Kirkland Lake gold camp in Northeastern Ontario. The claims contain eight gold deposits and numerous showings and represent the Company's core asset. The Company is advancing four of its 100% owned gold deposits located in the eastern portion of the camp (Gauthier Township) towards production. In the western portion of the camp (Teck Township), the Company and Kirkland Lake Gold Inc. ("KL Gold") have formed five joint ventures adjacent to the Macassa mine exploring the new South Mine Complex. In the central portion of the camp (Lebel and Gauthier Townships) the Company and Newstrike Resource Ltd. are exploring the joint venture Commodore property.

In Gauthier Township, the Company announced a new National Instrument 43-101 ("NI 43-101") mineral resource at Upper Beaver and drilling continues to extend the mineralization beyond current limits. In 2008, expenditures incurred at Upper Beaver amounted to $2,715,864 with a further $1,771,043 completed during the first three quarters of 2009. The expenditure on the Upper Beaver property during the third quarter of 2009 was $888,045. The resource definition drilling program that began in the second quarter of 2008 on the McBean project continues where expenditures amounted to $581,507 during the third quarter of 2009. Total expenditures at McBean during 2009 are $2,646,904. Diamond drilling commenced on the Upper Canada project amounting to an expenditure of $502,364 during the third quarter of 2009. For the nine month period ending September 30, 2009 the expenditure was $656,799.

In Teck Township where the Company has five joint ventures with KL Gold the focus of activity is on the South Claims property. On April 16, 2007, the Company and KL Gold (50%-50%) purchased the property from a local prospector. The Company's 50% share of the purchase price was cash of $319,375 and shares of the Company amounting to a total value of $300,000 all to be paid over a period of three years. There will remain an underlying sliding scale net smelter return ("NSR") to the vendor ranging from 1.5% to 3% depending on the price of gold. During the third quarter of 2009 the Company's share of exploration expenditures on the South Claims property amounted to $103,492 for a total expenditure during the first three quarters of 2009 to $173,027. On January 9, 2009 the Company and KL Gold (50%-50%) purchased the HM claim from GLR Resources Inc. The Company's 50% share of the purchase price was $150,000 and the vendors retain a 3% NSR royalty. Exploration expenditures completed on the HM claim during the third quarter of 2009 were $118,128.

5. Mining Properties and Deferred Expenditures - continued

a) *Kirkland Lake Properties, Ontario - continued*

Also in Teck Township the Company continues exploration activity on the 100% owned Amalgamated Kirkland property. Exploration expenditures on this property amounted to $709,880 during 2009 and focused on deep diamond drilling targeting the South Mine Complex gold zone.

Pursuant to a joint venture agreement dated October 21, 2005 signed between the Company and KL Gold, the Company allowed KL Gold to earn 50% of the Company's rights under the May 6, 2004 agreement with Newmont Mining Corporation of Canada Limited ("Newmont") to earn a 50% interest in the Kirkland Lake West property by expending jointly $2.5 million prior to June 30, 2008. After expending approximately $1.7 million on the property in exploration, the joint venture purchased a 100% interest in the Kirkland Lake West property from Newmont for $1 million cash on February 6, 2008. Under the terms of the purchase Newmont retains a sliding scale net smelter returns royalty on the property of 2% at a gold price less than or equal to US $1000/oz and 3% if greater than US $1000/oz. Newmont also retains the one-time right to repurchase from the joint venture an undivided 49% interest upon receipt of a NI 43-101 mineral resource calculated on the property. To exercise this right Newmont must pay the joint venture the greater of 300% of the exploration expenditures required to outline the mineral resource or $5 million. No exploration expenditures were incurred on the Kirkland Lake West property during 2009.

On February 9, 2009 the Company signed an option agreement with a third party to purchase a 50% interest in the 36 claim Commodore property located in Lebel and Gauthier Townships. The Company paid $100,000 cash and issued 10,000 Queenston shares valued at $5.44 per share to complete the purchase in the third quarter of 2009. Also, on February 9, 2009 the Company and Newstrike Resources Ltd. ("Newstrike") formed a joint venture to jointly explore the Commodore property. Under similar terms Newstrike purchased the remaining 50% interest in the property and have agreed to an exploration program in 2009 with Queenston acting as the operator. During the third quarter of 2009 the joint venture purchased an additional four claims for $25,000, Queenston's share was $12,500. Also during the third quarter the joint venture further consolidated claims in the area with Newstrike contributing their 100% interest in the 6 claim Morris property and Queenston contributing a 100% interest in 11 mineral claims. As further consideration Newstrike issued 600,000 common shares of Newstrike to Queenston valued at $270,000. In the third quarter, Queenston's share of exploration expenditures amounted to $27,053. For the nine month period ending September 30, 2009 the expenditure was $35,806.

b) *Pandora Property, Quebec*

The Company owns a 100% interest in 18 claims located in the Cadillac Bousquet gold camp located in Northwestern Quebec. The property hosts two gold deposits and is adjacent to the Lapa deposit being developed by Agnico Eagle Mines Limited. The Company will continue to monitor the progress of the developing Lapa deposit.

c) *Wood-Pandora Property, Quebec*

On July 1, 2004, the Company formed a 50%-50% joint venture with Globex Mining Enterprises Inc. ("Globex") on the 16 claim, Wood Pandora gold property located in Cadillac Township in Northwestern Quebec. In 2006, the Company contributed an additional 9 claims to the joint venture property in return for Globex expending an additional $50,000 in exploration. In 2007, the joint venture completed exploration work on the Ironwood gold discovery sufficient to prepare in 2008 a NI 43-101 technical report that included a mineral resource on the Ironwood deposit. In 2009 the joint venture plans a small drill program and further metallurgical testing on the Ironwood Zone in preparation for a preliminary economic assessment. During the third quarter of 2009 the Company's share of expenditures on the property amounted to $4,327. For the nine month period ending September 30, 2009 the gross expenditure was $11,712.

5. Mining Properties and Deferred Expenditures - continued

d) *Other Canadian Properties*

The Company maintains interests in two other mineral properties in Canada. They include a 100% interest in the 23 claim Westhawk Lake property, Manitoba, and a 75% interest in the 16 claim Mishibishu property. For the nine month period ending September 30, 2009 expenditures amounted to $9,686.

6. Shareholders' Equity

a) *Common shares authorized*

The Company is authorized to issue an unlimited number of preferred and common shares without nominal or par value.

b) *Common shares issued and outstanding*

Details of shares issued and outstanding are as follows:

	Shares	Amount
Balance, December 31, 2008	**52,608,287**	**$ 70,135,758**
Issued during the period:		
For cash consideration under the terms of the Stock Option Plan *(note 7)*	**264,000**	**443,040**
Value of options exercised	-	**207,150**
For cash on exercise of warrants	**150,000**	**547,500**
Value of warrants exercised	-	**100,000**
For options on mining properties	**39,621**	**116,900**
Private placement financings *(note 6(c))*	**7,038,092**	**35,000,179**
Tax benefits renounced on flow through shares	-	**(2,900,000)**
Value of warrants issued *(note 6(d))*	-	**(6,320,000)**
Share issue costs *(notes 6(c) and (d))*	-	**(3,025,825)**
Balance, September 30, 2009	**60,100,000**	**$ 94,304,702**

6. Shareholders' Equity - continued

c) *Private placement financings*

On March 4, 2009, the Company closed a private placement financing which consisted of 4,148,570 common share units and 460,950 flow-through shares ("Flow-Through"). Each common share unit was priced at $3.85 and consisted of one common share and one half warrant. Each full warrant entitled the holder to purchase one additional common share of the Company at a price of $5.00 for a period of 12 months. Each Flow-Through share was priced at $4.40. The agents to the financing received a commission of 6% of the gross proceeds and were issued broker warrants allowing them to purchase 276,571 common share units of the Company over a 12 month period at a price of $3.83 per unit. In connection with the issuance of Flow-Through shares under this private placement, the Company will renounce $2,028,180 of qualifying expenditures to the investors.

On September 23 and 30, 2009, the Company closed the two tranches of a private placement financing which consisted of 1,857,072 and 571,500 flow-through share units ("Flow-Through Unit") respectively. Each Flow-Through Unit was priced at $7.00 and consisted of one flow-through share and one common share warrant. Each common share warrant entitled the holder to purchase one additional common share of the Company at a price of $7.50 for a period of 18 months. The agents to the financing received a commission of 6% of the gross proceeds and were issued 111,424 and 34,290 broker warrants respectively allowing them to purchase 105,525 and 32,475 Broker Units respectively at $5.46 per unit, and 5,899 and 1,815 Broker Units respectively at $5.66 per unit. Each Broker Unit is exercisable within 12 months and comprises one common share and one common share warrant. Each common share warrant entitles the agents to purchase one additional common share of the Company at a price of $7.50 for a period of 18 months. In connection with the issuance of flow-through shares under this private placement, the Company will renounce $17,000,004 of qualifying expenditures to the investors.

d) *Share purchase warrants*

Details of warrants outstanding are as follows:

	Number of Warrants	Exercise Price	Expiry Date
Balance, December 31, 2008	**150,000**	$3.65	March 19, 2009
Issued during period *(note 6(c))*:			
March 4, 2009	**2,074,285**	$5.00	March 4, 2010
March 4, 2009	**276,571**	$3.83	March 4, 2010
September 23, 2009	**1,857,072**	$7.50	March 23, 2011
September 23, 2009	**105,525**	$5.46	September 23, 2010
September 23, 2009	**5,899**	$5.66	September 23, 2010
September 30, 2009	**571,500**	$7.50	March 30, 2011
September 30, 2009	**32,475**	$5.46	September 30, 2010
September 30, 2009	**1,815**	$5.66	September 30, 2010
Exercised during period	**(150,000)**	$3.65	
Balance, September 30, 2009	**4,925,142**		

6. Shareholders' Equity - continued

In March 2009, the fair value of the 2,074,285 warrants and 276,571 broker warrants *(note 6(c))* has been estimated to be $2,280,000 and $280,000 respectively using the Black-Scholes pricing model. The following assumptions were used:

Dividend yield	NIL
Risk free interest rate	1.1 %
Expected stock volatility	91 %
Expected life	1 year

In September 2009, the fair value of the 2,428,572 warrants and 145,715 broker warrants *(note 6(c))* has been estimated to be $4,040,000 and $310,000 respectively using the Black-Scholes pricing model. The following assumptions were used:

Dividend yield	NIL
Risk free interest rate	1.32 %
Expected stock volatility	82-79 %
Expected life	1-1.5 years

7. Provision for Cash Settlement of Stock Options and Stock-Based Compensation

The Company has reserved and set aside up to 12% of the issued common shares for the granting of options to directors, officers and employees. As at September 30, 2009, there are up to 1,416,500 options available to be granted. The terms of the awards under the Plan are determined by the Board of Directors.

The Company recognizes a liability and compensation expense based upon the intrinsic value of the outstanding options at the balance sheet date for options granted to employees of the Company with the cash settlement alternative. A provision for cash settlement of stock options of $518,760 was recorded at September 30, 2009 (2008 - $300) relating to 157,000 options outstanding on that date (2008 - 216,000). The fair value of stock options granted to directors and officers of the Company is recorded as compensation expense and an increase in contributed surplus. During 2009, the Company recognized an expense of $3,518,091 (2008 – recovery of $245,190) in stock-based compensation. Additional stock based compensation expense or recovery in future periods is dependent on the movement of the Company's share price and the number of outstanding options granted to employees under the cash settlement alternative.

The following table shows the continuity of the Company's stock options during the nine month period ended September 30, 2009:

	Number of Options	Weighted-Average Exercise Price
Outstanding, beginning	**4,708,500**	**$ 1.52**
Granted	**1,450,000**	**3.90**
Exercised for shares	**(264,000)**	**1.68**
Exercised for cash payment	**(99,000)**	**2.32**
Outstanding, ending	**5,795,500**	**$ 2.10**

7. Provision for Cash Settlement of Stock Options and Stock-Based Compensation - continued

In 2009, the fair value of stock options granted to the directors and officers of the Company has been estimated to be $3,000,000 using the Black Scholes model for pricing options. The following assumptions were used:

Dividend yield	NIL
Risk free interest rate	1.95 %
Expected stock volatility	65 %
Expected life	5 years

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at September 30, 2009 are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)	Number Exercisable	Weighted-Average Exercise Price
$ 0.60	105,000	$ 0.60	0.34	105,000	$ 0.60
$ 0.65	1,245,000	$ 0.65	0.44	1,245,000	$ 0.65
$ 1.10	37,500	$ 1.10	1.97	37,500	$ 1.10
$ 1.40	50,000	$ 1.40	1.87	50,000	$ 1.40
$ 1.62	825,000	$ 1.62	1.29	825,000	$ 1.62
$ 2.01	2,008,000	$ 2.01	2.59	2,008,000	$ 2.01
$ 2.15	60,000	$ 2.15	1.61	60,000	$ 2.15
$ 2.20	30,000	$ 2.20	3.08	30,000	$ 2.20
$ 3.90	1,435,000	$ 3.90	4.50	1,360,000	$ 3.90
	5,795,500	**$ 2.10**	**2.36**	**5,720,500**	**$ 2.10**

8. Related Party Transactions and Balances

For the periods ended September 30, the Company had related party transactions with a director of the Company, which were in the normal course of operations and were measured at the exchange amounts as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2009	2008	**2009**	2008
E.F. Merringer's law firm, Borden Ladner Gervais LLP:				
Legal fees included in corporate and general expenses	**$ 14,968**	$ 5,414	$ **64,109**	$ 34,927
Issue costs on financings	**$ 72,000**	$ -	$ **137,095**	$ 40,500
Accounts payable	**$ 88,000**	$ 2,000	$ **88,000**	$ 2,000

9. (Loss) earnings per Common Share

The following table sets forth the computation of basic and diluted earnings per common share for the periods ended September 30:

	Three months ended September 30 2009	Three months ended September 30 2008	Nine months ended September 30 2009	Nine months ended September 30 2008
Numerator:				
(Loss) income attributable to common shareholders - basic and diluted	**$ (699,613)**	$ 13,427	**$ (1,610,075)**	$ 981,233
Denominator:				
Weighted-average common shares outstanding - basic	**57,760,607**	52,608287	**56,457,276**	50,863,293
Effect of dilutive securities:				
Employee stock options & warrants	-	142,616	-	1,887,610
Weighted-average common shares outstanding – diluted	**57,760,607**	52,750,903	**56,457,276**	52,750,903
Basic (loss) earnings per common share	**$ (0.01)**	$ 0.00	**$ (0.03)**	$ 0.02
Diluted (loss) earnings per common share	**$ (0.01)**	$ 0.00	**$ (0.03)**	$ 0.02

As a result of net loss for the period ended September 30, 2009, the potential effect of the exercise of stock options and warrants was anti dilutive. Therefore, 5,795,500 of potentially dilutive options and 2,496,570 potentially dilutive warrants for the period ended September 30, 2009 have not been included in the calculation of diluted loss per common share.

For the period ended September 30, 2008, 150,000 warrants were excluded from the computation of weighted-average number of diluted common shares outstanding, as the applicable exercise price was greater than the average market price of the Company's common shares for the period.

10. Commitments

a) Annual payments under an operating lease for rental of office premises totals $79,000 for 2009, then in 2010 - $90,000, 2011 - $91,000, 2012 - $93,000 and 2013 - $62,000.

b) Pursuant to the common share flow through financings completed in 2009, the Company is presently required to spend approximately $16,800,000 on Canadian Exploration Expenditures in Ontario before the end of 2010.

c) Pursuant to agreements signed with drilling contractors, the Company is committed to spend a minimum of approximately $6,100,000 in the coming year.

d) As part of the acquisition of the South Claims property, the Company is obligated to pay, one-half in cash and one-half in common shares of the Company, $100,000 by January 15, 2010. The obligation has been accrued for as at September 30, 2009.

11. Supplement Cash Flow Information

	2009	2008
Interest received	**$ 289,230**	$ 528,918
Mining duties and tax credits received	**$ 145,834**	$ -
Flow-through Part XII.6 taxes paid	**$ (25,082)**	$ (45,364)